SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Real Goods Solar, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

75601N 104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13-d1(c)

☒ Rule 13-d1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

- Page 1 of 6 Pages -

CUSIP No. 75601N 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gaiam, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 10,000,000
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 10,000,000
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.5%
12.	Type of Reporting Person (See Instructions) CO

- Page 2 of 6 Pages -

CUSIP No. 75601N 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jirka Rysavy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power: 10,000,000
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 10,000,000
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.5%
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).	Name of Issuer:

Real Goods Solar, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(a).	Name(s) of Person(s) Filing:

Gaiam, Inc.

Jirka Rysavy

Item 2(b).	Address of Principal Business Office or, if None, Residence

833 W. South Boulder Road, Louisville, Colorado 80027-2452

Item 2(c).	Citizenship:

Gaiam, Inc. is a Colorado corporation. Mr. Rysavy is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

75601N 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of Institution:

Not applicable

Item 4.	Ownership.

Each of Gaiam, Inc. and Mr. Rysavy, by virtue of his stock ownership of Gaiam, Inc. and his positions with Gaiam, Inc., may be deemed the beneficially own the following (all of which are directly owned by Gaiam, Inc.):

(a)	Amount beneficially owned:	10,000,000

(b)	Percent of Class:	37.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	10,000,000

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	10,000,000

(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012 (Date)

/s/ Jirka Rysavy
Jirka Rysavy, individually and as Chairman of Gaiam, Inc.

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